Filed by WillScot Mobile Mini Holdings Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: McGrath RentCorp
Commission File No. 000-13292
Date: January 30, 2024
TRANSCRIPT
WSC MGRC M&A Call
WillScot Mobile Mini Holdings Corp. (Nasdaq: WSC)
McGrath RentCorp (Nasdaq: MGRC)
January 29, 2024, at 8 AM ET

CORPORATE PARTICIPANTS
Brad Soultz, Chief Executive Officer, WillScot Mobile Mini Holdings Corp.
Tim Boswell, President & Chief Financial Officer, WillScot Mobile Mini Holdings Corp.
Nick Girardi, Sr. Director of Treasury and Investor Relations, WillScot Mobile Mini Holdings Corp.
Joseph F. Hanna, President & Chief Executive Officer, McGrath RentCorp

MEETING PARTICIPANTS
Andrew Wittmann, Robert W. Baird & Co. Inc.
Angel Castillo, Morgan Stanley
Faiza Alwy, Deutsche Bank
Manav Patnaik, Barclays Bank PLC
Philip Ng, Jefferies LLC
Scott Schneeberger, Oppenheimer & Co. Inc.
Seth Weber, Wells Fargo Securities, LLC
Steven Ramsey, Thompson Research Group, LLC

TRANSCRIPT

Operator
Good morning, and welcome to the WillScot Mobile Mini Conference Call. At this time, I would like to inform you that this conference is being recorded, and all participants are in listen only mode. [Operator Instructions]. I will now turn the conference over to Nick Girardi, Senior Director of Treasury and Investor Relations. Please go ahead.

Nick Girardi
Good morning, and welcome to the WillScot Mobile Mini Call to discuss our company's announcement earlier today, that we have entered into a definitive agreement to acquire McGrath RentCorp. Participants on today's call include Brad Soultz, Chief Executive Officer of WillScot Mobile Mini; Tim Boswell, President and Chief Financial Officer of WillScot Mobile Mini; and Joseph Hanna, President and Chief Executive Officer of McGrath RentCorp.
Today's presentation material may be found on the Investor Relations section of the WillScot Mobile Mini website. Slides 2 and 3 contain our safe harbor statement. We will be making forward-looking statements during the presentation and our Q&A session.
Our business and operations are subject to a variety of risks and uncertainties, many of which are beyond our control. As a result, our actual results may differ materially from today's comments. For a more complete description of the factors that could cause actual results to differ and other possible risks, please refer to the safe harbor statement in our presentation and our filings with the SEC.

Brad Soultz
Thank you, Nick. Good morning, everyone. We're excited to speak to you today about the planned acquisition of McGrath, which we announced earlier this morning.
Starting on Slide 5, I'll provide an overview of this transaction, why it makes sense for both of our companies, the benefits that our shareholders can look forward to and the significant potential upside for both Mobile Mini, Will Scott and McGrath's shareholders. In short, this combination enables us to amplify our long-term growth prospects and closely aligns with our growth strategy.
McGrath is a complementary business, offering a valuable opportunity to deploy our organic growth initiatives across the larger platform. With this transaction, we aim to create enhanced value for our shareholders, while broadening our reach into new geographies and across customer segments. It is an accelerant of our growth with no change to our overall strategy nor capital allocation strategy.
Together, we'll have an increased fleet size representing over 160 million square feet of relocatable commercial space and we'll be able to implement WillScot Mobile Mini strategic initiatives like value-added products and services across an expanded portfolio, further enhancing our penetration opportunity. This transaction aligns seamlessly with our commitment to accretive sustainable growth.
And while Tim will dive into more specific details of the transaction and the associated synergies, I want to reiterate how our approach to growth is balanced between organic and inorganic opportunities. Importantly, we have a long story history of effective integration and successfully meeting synergy expectations once combined.
The combination of our outstanding teams and complementary product lines, in addition to our highly complementary customer segments and geographies, will help enhance our position as the leading North American provider of turnkey space solutions. The combined company will have strong free cash flow generation, predictable lease revenues and long-lived assets with attractive unit economics. Together, we expect to enhance the value we can provide to our customers, while driving sustainable long-term growth and value creation for our shareholders and continue to be a great place for our combined employees to work.
Before I turn the call over to Tim to discuss the specifics of the transaction, I'd like to introduce my colleague and counterpart, Joe Hanna, the CEO of McGrath, to say a few words. Joe?

Joseph Hanna
Thank you, Brad, and good morning, everyone. I share the WillScot Mobile Mini's team's enthusiasm for this acquisition. The combination of these companies and the opportunities that lie ahead will help further bolster our combined growth, allowing us to reach more customers more efficiently with our impressive turnkey space solutions.
The WillScot Mobile Mini team has built a strong reputation as a highly respected leader in our sector, with a culture and core values that align with those of McGrath. McGrath brings capabilities and expertise that complement those of WillScot Mobile Mini, and will be central to their long-term growth plans and ambitions. Importantly, we share the aspiration to provide exceptional experiences for our customers and to be the workplace of choice for employees.
For our shareholders, they will receive immediate cash value for their investment, or can receive shares in the combined company to benefit from the acquisition. This will enable us to benefit from the significant synergy potential and long-term value creation opportunity following the close of the transaction. I am committed to working closely with Brad and Tim in the coming months to ensure a smooth integration planning process and maximize the value inherent in this unique combination.
Before I turn the call over, I'd be remiss not to highlight the incredibly talented McGrath team. Our success to date and this combination are testaments to the hard work of our colleagues across the company, which has allowed us to build and maintain such a strong market offering and deliver service and solutions that so many people count on each and every day. As we look to the close of the transaction and beyond, I am confident that our employees will thrive as part of this industry-leading platform.
With that, I'll turn it over to Tim.

Tim Boswell
Thanks for that, Joe. Turning to Slide 6, I will summarize the transaction details. We've structured this transaction as a combination of cash and equity, whereby McGrath shareholders will receive either $123 in cash, or 2.8211 shares of WillScot Mobile Mini common stock for each share of McGrath common stock.
Under the election and allocation procedures in the merger agreement, 60% McGrath's outstanding shares will be converted into the cash consideration and 40% of McGrath's outstanding shares will be converted into the stock transaction -- or stock consideration.
The transaction values McGrath at an enterprise value of $3.8 billion, including approximately $800 million of net debt. So based on the proration procedures, there will be $1.8 billion of total cash consideration or 60%, and $1.2 billion of stock consideration or 40%, plus the approximately $800 million of debt, which we will refinance at closing.
The total per share consideration represents a premium of 10.1% to McGrath's closing stock price on January 26, 2024, before taking into account future value creation resulting from the substantial financial synergies between the 2 companies. McGrath's shareholders will participate in this value creation through a 12.6% ownership stake in the combined company, and McGrath shareholders will also benefit from a tax-free reorganization under IRC Section 368 for the stock portion of the merger consideration, preserving significant value.
After the close of the transaction, Brad and I will work closely with Joe and the McGrath team to ensure a smooth transition for both our customers and employees and with the interests of our long-term shareholders in clear focus. We are initially estimating $50 million in annual operating synergies to be realized on a run rate basis within the first 24 months post-closing.
While these are initial estimates, given our long track record of integrating acquisitions and successfully realizing synergies, we fully expect to realize incremental revenue synergies and capital efficiencies over time. And with approximately $700 million of combined free cash flow in 2025, we will be unconstrained in terms of our ability to reinvest in our business and unlock these opportunities.
The financing for the transaction is fully underwritten and committed by our banking partners. Based on expected pro forma adjusted EBITDA of approximately $1.4 billion for the full year of 2023, expected net debt to adjusted EBITDA at close will be approximately 4.3x. And we expect to deleverage back below 3.5x within 12 months of closing, given the forward visibility we have into our cash flows. The transaction has been approved by all of the directors of both companies' boards and is expected to close in the second quarter of this year, following the receipt of regulatory approvals and approval by McGrath shareholders.
And now I'll turn the call back over to Brad to provide a bit more detail on the complementary nature of McGrath's operations.

Brad Soultz
Thanks, Tim. Turning to Slide 7. I'll share why we feel confident the McGrath business and its talented operating team will make such a meaningful addition to our company. McGrath has a strong track record of revenue growth and consistent adjusted EBITDA margins, with 2023 estimated revenues and adjusted EBITDA of $825 million and $316 million, respectively, at the midpoints of the Q3 guidance. They have built a tremendous business with an established culture of operating excellence.
Like WillScot Mobile Mini today, McGrath also has limited customer concentration and the acquisition will improve our company's asset diversity so that we can better serve our customers. McGrath operates 2 distinct segments: TRS-RenTelco, which represents 20% of the revenues and Mobile Modular, which drives 80% of the revenues, providing portable storage solutions, along with the complementary fleet of modular office buildings and complexes, including classroom configuration, ground level offices and site-related services.
Now turning to Slide 8. The Mobile Modular segment is their fastest-growing segment, and will fit seamlessly within our portfolio of space solutions. Mobile Modular's financial performance has been outstanding, with Q3 2023 LTM EBITDA margins of 36.4% and LTM revenues of $620 million. We believe that we can continue to optimize this segment's performance by enhancing operating efficiency, cross-selling across the portfolio, including access to our expansive modular and storage VAPS portfolio and our unique space solution offerings such as Flex, cold storage and many other innovative product offerings. And we intend to embrace the unique capabilities of Mobile Modular and the Enviroplex teams and scale them across our combined portfolio.
TRS-RenTelco is McGrath's other segment, and will represent approximately 5% of our combined company revenues. It offers rentals and sales of general purpose and communication test equipment, domestically and abroad, to aerospace, defense, communications, manufacturing and semiconductor customer segments. While a different business, TRS-RenTelco has an outstanding financial profile in its own right, posting strong EBITDA margins of 58% and revenues of $155 million over the last 12 months. And we intend to support the business and ensure that it has dedicated resources to support its own growth strategy.
I'll now pass it back to Tim to provide further details on the rationale behind this transaction.

Tim Boswell
Thanks, Brad. Moving to slide 9, we're excited about the compelling strategic and financial benefits of this transaction, which we assessed in detail over the course of our due diligence process. This combination brings together two leading North American providers of turnkey space solutions. Importantly, WillScot Mobile Mini and McGrath are truly complementary businesses.
Our teams and expertise, our product offering and our customer segments are each unique, but fit together well, resulting in broader capabilities and enhanced service for our customers and stronger recurring revenue streams valued by our shareholders. Each company manages predictable leasing portfolios with long lease durations, which gives us significant visibility into the growth of our recurring revenue streams.

On a combined basis, approximately 90% of our pro forma revenue will be derived from leasing and related services, which is fundamental to the consistency of our cash flows and our visibility into growth. The financial rationale underpinning this transaction is equally as compelling when combined with our track record of integrating effectively and unlocking value for all stakeholders.
As I mentioned previously, we have identified $50 million in pre-tax operating synergies plus upside from revenue synergies from cross-selling and value-added products as well as potential balance sheet synergies. We expect to realize all of these over the next two years and beyond, which gives us confidence in the continued expansion of both margins and return on invested capital in our business.
We expect the combined company to generate approximately $700 million in annual free cash flow in 2025 at approximately a 20% free cash flow margin. And we expect the combination will be accretive to earnings per share within the first 12 months post-closing with significant upside thereafter from revenue in commercial synergies. With this robust profitability, free cash generation and our strong balance sheet, we will continue to reinvest in our business using our established capital allocation framework to drive consistent compound returns to our shareholders over time.

Brad Soultz
Now turning to the next slide, I'd like to further hone in on how this combination will benefit our collective customers. This transaction will combine two complementary fleets that can be deployed across a larger combined customer base and expanded branch network. We'll operate a fleet of over 450,000 modular and portable storage rental units representing over 160 million square foot of relocatable commercial space, with over 300 locations to provide innovative turnkey space solutions across our expanded customer base.
This slide provides a great visual demonstration of how this transaction strengthens our capabilities to serve customers throughout North America. McGrath's customers will now have access to our innovative portfolio of value-added products and services and that's a portfolio that continues to expand. Optimizing our branch network through expanded density and our best-in-class technology platform will not only minimize growth capital expenditures, but also enhance operational efficiency. Our efficient utilization of the combined fleet will ensure a more streamlined operation eliminating redundancies via fleet sharing. And we can even be more efficient with our refurbishments, increasing capital efficiency and reducing waste.
Now let's turn to slide 11 for a closer look at how the combined company's diversified customer segments and enhanced customer base, better positions the business to capitalize on significant long term industrial tailwinds such as onshoring/reshoring and federal funded infrastructure investments. McGrath's Mobile Modular segment serves a similarly fragmented customer base across largely complementary segments. In addition to providing further diversification, we aim to capitalize on this position to enhance our offering to education, government and healthcare customers, which together will represent 15% of our combined revenues. These customer segments are great examples among many where we see potential to further develop previously underpenetrated industry verticals over time.

Tim Boswell
Turning to slide 12 on the right hand side of the page, I'd like to remind our investors of how we've been reinvesting and redeploying capital within our business and executing our strategic levers to create value. Since our merger with Mobile Mini in 2020, we have effectively redeployed over $750 million of capital by divesting noncore assets and reinvesting in our core space solutions, where we have added tremendous value through our organic value creation levers.
The addition of McGrath is simply a continuation of this strategy. And we've initially quantified the $50 million of operating synergies that we expect to execute across three broad categories detailed on the left hand side of this page. The first is related to further in-sourcing and optimization of logistics and fleet maintenance spend by leveraging our combined in-house teams of drivers, technicians and skilled trades more efficiently. We believe this is at least a $10 million cost savings opportunity, primarily by reducing third-party spend.
The second category is related to branch real estate opportunities, where we believe we can reduce real estate needs and associated operating costs for excess inventory across the combined network, which we believe is a $20 million cost savings opportunity.
And lastly, we expect to realize other general and administrative savings of $20 million by reducing duplicative third-party spending on IT, marketing, insurance, professional fees and other categories and leveraging our back office and IT infrastructure. While these operating synergies are readily identifiable, we are equally excited about other categories of opportunity that we expect to realize over time, including revenue synergies, capital expenditure efficiencies and other balance sheet and tax efficiencies, all of which we have realized in our past transactions.
Turning to page 13. I think everyone acknowledges that value-added products have been one of the fastest growing and most profitable parts of our business for the last decade. And I expect it will continue to be for years to come. We have successfully cross-sold VAPS into all of the customer portfolios that we have acquired historically. And we see the same opportunity within McGrath's customer base. McGrath has already begun this journey through its Mobile Modular Plus offering, and we believe we can accelerate this.
We have approximately a $500 million organic growth opportunity in value-added products across our current modular and storage assets, before taking into account our Cold Storage and Clearspan additions and before taking into account the addition of McGrath. The addition of McGrath, we will significantly expand the addressable customer population for our value-added solutions that are already embraced by the market.
Looking at the top right section of this slide, you can see that we've broken down the current value added products penetration for both companies. Value-added products revenue penetration in our P&L is up to 30% through Q3 2023, while McGrath's is less than 10% currently. We expect these numbers to converge over time and grow towards our LTM delivered penetration of 40% and beyond as we progress towards our longer term targets.

In short, McGrath's modular and storage fleet represent a significant opportunity to drive additional VAPS revenue, which we can accelerate through our established playbook. And this is a great example of why we believe that we are the best owners and operators of modular and storage assets.
Turning now to slide 14. Our company has a proven track record of delivering profitable, predictable growth and value for our stockholders through strategic transactions and consistent application of our value levers. While the acquisition of McGrath marks an important milestone, it is simply a continuation of a strategy that has provided consistent growth and compound returns to shareholders over time.
Since our public listing in 2017, we have grown top-line revenue through both organic and inorganic investments by over 5 times, grown adjusted EBITDA by over 8 times, expanded adjusted EBITDA margin by over 1,700 basis points, transformed our free cash flow profile and increased return on invested capital by 1,200 basis points to 18%. All of this was accomplished while consistently managing our leverage down into our 3.0 times to 3.5 times target range and while returning more than $1.8 billion of capital to shareholders.
This is an extraordinary track record of value creation and McGrath fits our formula perfectly. This transaction accelerates and extends our growth, which will be reflected in our financial performance metrics. Using the same 2024 to 2026 horizon that we forecasted at our last Investor Day, we are increasing our adjusted EBITDA margin range to 45% to 50% and return on invested capital range to 15% to 20% based on the milestones we've achieved thus far and our visibility into continued growth over the next three years.
And we believe that we can achieve approximately $700 million of free cash flow in 2025, which in turn provides clear line of sight to free cash flow per share metrics at the top end of our original range. While there's certainly a lot of work to be done associated with the integration, it is work that our team knows well and we welcome the opportunity to continue building out our unique platform and delivering sustainable growth and returns for our shareholders.
On the next slide, I'd like to focus on our financing plan. Looking at the top left section of the slide, you can see the sources of funds for the transaction. We've received commitments from our banking partners to upsize our asset-backed revolver to $4.45 billion using its accordion feature. And we will draw $1.2 billion from that line while leaving ample capacity. We intend to issue approximately $1.5 billion of new senior notes, which we've penciled in to mature in 2029 and 2032. And which are fully underwritten by our banking partners in the form of bridge commitments. Lastly, we will issue $1.2 billion of equity directly to McGrath's shareholders per the allocation mechanics in the merger agreement.
In terms of outlook, we expect pro forma net debt-to-adjusted EBITDA to be 4.3 times our LTM March 2024 EBITDA. And we expect to de-lever to our target range of 3 times to 3.5 times within 12 months of our expected closing. I've said many times that we can de-lever by approximately one turn per year when we so choose. In this case, the combined company will benefit from highly predictable sources of top-line growth, high probability operating synergies, predictable margin expansion levers and more efficient capital spending all of which give us multiple pathways to hit our targets.

And our highly flexible debt structure provides all of the capacity required to continue reinvesting in our business while managing responsibly back into our target leverage range. We are extremely grateful to the institutions and individuals in our bank group who are supporting us in the transaction and who believe in our plans.
Lastly, on slide 16 and before turning it back to Brad, I'd like to highlight that post-close our combined company will maintain the consistent application of our capital allocation framework as a mechanism to compound shareholder returns predictably over time.
Our top priority over the next 12 months will be managing the business back into our target leverage range, while continuing to invest organically. And with the addition of McGrath over time our capacity to generate cash, reinvest in our business and increase shareholder returns is significantly enhanced. And we're excited to start that journey with the McGrath team for the benefit of our combined shareholders.
With that, I'll turn the call back over to Brad for some closing remarks.

Brad Soultz
Please turn to slide 17. I'd first like to thank Tim and Joe for that great additional context. By far, our most important assets are our collective teams. Given the success of the McGrath business over the years and my time with Joe and Keith, I was not surprised to find the McGrath's key values are virtually the same as ours, both centered on our customers, our employees and our communities.
Our combination will bring our employees additional career opportunities and further extend our comprehensive offering of temporary space solutions to enhance the value that we can provide our customers across the combined footprint. I look forward to welcoming McGrath team to our family very soon.
Turning to slide 18. In closing, the combination will further accelerate our growth to revenue, adjusted EBITDA and free cash flow including the impacts of highly certain revenue and operating synergies based on our track record of substantial value creation through M&A.
Our $1 billion of idiosyncratic growth levers remain in flight, many of which will increase proportionately with the close of the transaction, including the prospect of extending our innovative and expansive value added products portfolio and our unique FLEX and Cold Storage and Clearspan solutions to McGrath customers.
Our long-term capital allocation framework remains unchanged as we continue to accelerate our robust organic growth with highly accretive M&A, all the while creating long-term value for our shareholders. This concludes our prepared remarks. I wish all of you listening today continued safety and good health.
Operator, would you please open the line for questions?

Operator
[Operator Instructions] Our first question comes from the line of Scott Schneeberger with Oppenheimer.

Scott Schneeberger - Oppenheimer & Co. Inc.
Thanks very much. Good morning, everyone, and congratulations. It's not surprising, but I guess my first question would be why now with this transaction? I think people have envisioned these two companies getting together at some point, but why now? And I think maybe a helpful add-on question here is, after ModSpace about five or six years ago and now McGrath with its large modular mix, your very sizable percent of the modular business out there, just maybe go back to ModSpace and how that easily went through regulatory process and maybe some discussion about here too? Thank you.

Brad Soultz
Yes, Scott, this is Brad. I appreciate the question. Why now is? It was the right time. Both boards believe this was an outstanding combination and felt like this was the time to take advantage of such. With respect to what we’ll be with the combination of McGrath? We'll be the industry leading space solutions provider. We're quite a bit different than the William Scotsman, we took public in 2017 where – what 10x or more market capital or EBITDA profile or revenue profile or free cash flow profile, completely different company. And it's really not a modular play or storage play. This is temporary space solutions provider, a 160 million square foot of relocatable turnkey space. So we're very comfortable with the potential transaction and look forward to getting it closed in the second quarter of this year.

Scott Schneeberger - Oppenheimer & Co. Inc.
All right. Thanks, Brad. I obviously know McGrath pretty well. The TRS-RenTelco business is a very good specialty rental business. It's actually a very high ROIC business. I see you increased their target for the firm on that, but I'm not sure how core you view that. So just kind of curious how that will be managed out of the gate as well as Enviroplex, which is a little bit of manufacturing capability and a little bit more full integration. Just curious how that fits in as well? Thanks.

Tim Boswell
Hey, Scott, I'll start out with the Enviroplex question, because we actually have small scale manufacturing capabilities within our business today. We don't talk about them as a lot. But if you think about any of our larger branches out in the network, we're executing thousands of refurbishments annually to restore and extend the useful lives of our fleet. And that is really no different than a manufacturing capability at the end of the day, although we direct it to support our leasing operations. Enviroplex has a very unique capability, very strong reputation, especially in the education sector. As I mentioned in my prepared remarks, leasing operations will be about 90% of our revenue post-closing. But we fully expect to maintain and build upon kind of the unique Enviroplex capabilities that McGrath has established over the years.

As it relates to TRS-RenTelco, it's not a business we would have gone out and bought independent of the ability to partner with Mobile Modular and Enviroplex. But like everything we're going to take our time to assess the operating synergies with the rest of the business. As Brad said in his remarks, we're going to ensure that, that team has dedicated resources with which to maximize its market potential and we'll take it from there. So super excited about the entire combination and the components of the McGrath portfolio. They truly are complementary to what we're doing on the legacy WillScot Mobile Mini side of things and together we’ll be a much stronger platform.

Scott Schneeberger - Oppenheimer & Co. Inc.
Okay, thanks, Tim. And last one from me. McGrath is very well-known for its education, classroom assets and that's a business WillScot's been in, in the past many years ago. Just curious how you all are viewing that going from less than 5% of your modular mix now to over 10%, just maybe addressing that? Thanks so much.

Tim Boswell
Scott, Tim again and Brad can elaborate it. We like the diversification benefits, modest as they are that McGrath brings to our portfolio. We love the education sector. We're rebuilding a big school on the Island of Maui right now, which is incredibly exciting to support that community.
And it's more a question about how you go-to-market? We like to do that with assets that are standardized and fungible across end markets and geographies. But there's also a position in the portfolio for dedicated sector specific assets. And that 12% of our revenue, that's still a modest part of the overall portfolio, albeit providing some diversification benefits. And I just highlight that education is just one example of the different industry verticals where we see opportunities to further penetrate with our solutions. And this is just the first example of one of those and more to come.

Brad Soultz
Yeah, I would just add, Tim referenced the project in Hawaii. That's a FLEX product being applied to the education market. And just as a reminder, Scott, we also own modern manufacturing up in Portland, Oregon, which does like a terrific job producing buildings, modular permanent buildings largely for education markets, which would be extremely complementary to the Enviroplex team.

Scott Schneeberger - Oppenheimer & Co. Inc.
Thanks, guys. I'll turn it over. Congratulations.

Operator
Our next question will come from the line of Seth Weber with Wells Fargo.

Seth Weber - Wells Fargo Securities, LLC
Hey, guys. Good morning. It's Seth Weber. I just – I wanted to ask just on the delta between the EBITDA margins for McGrath around 36% and WillScot in the mid-40s. Do you think is that just purely a scale and a VAPS issue? Or is there anything else you'd call out there, whether it's customer mix or go-to-market strategy or pricing, anything that you'd attribute the delta there to? Thank you.

Tim Boswell
Hey, Seth, this is Tim. The only thing I would call out is the slightly higher mix of sale revenue in the McGrath portfolio relative to leasing revenues that inherently comes at a lower EBITDA margin typically. But the big driver here is scale and scale benefits. And we've seen this across really every acquisition that we've executed over the course of the last almost seven years now since going public. And that's one of the data points that gives us a very high degree of confidence in the synergy realization in this transaction.

Seth Weber - Wells Fargo Securities, LLC
Got it.

Brad Soultz
Probably, the only thing I would add, Seth is the underpin to that scale are our world-class systems. So that – we're running world-class ERP with SAP and Salesforce.com, which really enables extracting those operating efficiencies.

Tim Boswell
Yeah, it's important – that's a really good point. It's important to stress that nothing there from an IT infrastructure on the WillScot side needs to change to accommodate a transaction like this. We found the platform that our team has built and invested in over the last almost four years since merging with Mobile Mini is eminently scalable. And we made those investments with an eye towards building the business and an eye towards the future and this is a nice validation of that.

Seth Weber - Wells Fargo Securities, LLC
Yeah, that was actually my – going to be my follow-up question just on the technology and the software and stuff. So let me – maybe I'll pivot to a different question. Anything that we should be thinking about from a CapEx? So do you envision your CapEx kind of coming much down quite a bit in 2024 or 2025, just as you integrate the acquired assets? Or how should we think about your appetite to buy more units here?

Tim Boswell
Yes, Seth, we quantified $50 million of kind of hard cost or operating synergies. We fully expect there will be capital expenditure synergies here between the two businesses. Obviously, WillScot's operating at a lower utilization level currently. So there is idle inventory with which we can distribute across the McGrath sales organization and branch network and that will naturally defer some capital spending across the two businesses. We haven't quantified it precisely yet. And as you know, it's always demand driven anyway, right?

Seth Weber - Wells Fargo Securities, LLC
Yeah.

Tim Boswell
But on an all else equal basis, yeah, we fully expect that the combined CapEx profile of the two businesses will improve.

Seth Weber - Wells Fargo Securities, LLC
Got it. Okay. Thanks, guys. I'll pass it on.

Operator
Our next question will come from the line of Andrew Wittmann with Baird.

Andrew Wittman - Robert W. Baird & Co. Inc.
Yeah, great. Thanks for taking my questions this morning. I guess my first question was around the tax savings or tax shields that you guys have inherent in this business model. And specifically, I think when you've done acquisitions in the past where you can you like to do an asset purchase and I believe that allows you to step up your asset basis and extend the NOL that you have attached to this business. I was wondering if that concept is applicable here in a public company setting?

And also just as an addendum to that, Tim, if you could just talk about the IRC benefit that you have that you mentioned, I guess for some of us who are not as well skilled at understanding what that is, is that basically, say that you don't recognize a gain on the stock portion of the deal? Or maybe if you could just translate that to English for us?

Tim Boswell
Yeah. We'll start with that piece and I would recommend everybody that they consult their tax advisors. But no that just allows the deferral of capital gains tax for the recipient of stock consideration, if you are a McGrath shareholder and that's all I'm going to attempt to say on that topic. So again, check with your advisors on that.
Your first question as it relates to tax benefits of the transaction, we haven't quantified meaningful tax advantages from this. McGrath did largely inherit a $160 million NOL from its acquisition of Vesta about 12 months ago. So there will be some benefit in terms of extending the consumption of our NOL. We expect by virtue of bringing that attribute over to our balance sheet. However, we have not assumed in our cash flow projections further benefits related to the step up in the assets of acquired rental fleet.
Andrew Wittman - Robert W. Baird & Co. Inc.
Okay, that's helpful. And then I guess I wanted to drill in a little bit on the VAPS opportunity that you have. This is something obviously your customers have really valued and been participating with your company and obviously the Modular Plus solution is gaining traction there. You gave some detail, but I was just wondering, just on a dollar basis, Tim, if you've got any bookends that we should be thinking about there in terms of the VAPS opportunity, this 10% to 30% and eventually to 40% on the LTM that you guys talked about is helpful. But I didn't know if you had a dollar equivalent of that opportunity?

Tim Boswell
Yeah. And we're still quantifying. We obviously haven't shared detailed customer information and things of that nature at this stage in the transaction. Through our diligence, we believe Mobile Modular Plus is generating north of $20 million of annual revenue. So that'll help you kind of quantify the current value of that 10% metric and obviously our sights are set north of 40% over time.

Andrew Wittman - Robert W. Baird & Co. Inc.
Okay. That's super helpful. Then just one quick technical question is, I don't know if you've looked at the cost to achieve any of your synergies, if you'd would be willing to comment on that?

Tim Boswell
Yeah. We have looked at it in detail as we always do and expect it'll be about $35 million of cash cost. Mostly recognized over the first 18 months post-closing, although to the extent there are lease breakages or movements across the real estate footprint, some of those costs may linger beyond that 18-month period.

Andrew Wittman - Robert W. Baird & Co. Inc.
Thank you very much. Have a good day.

Operator
Our next question will come from the line of Manav Patnaik with Barclays.

Manav Patnaik - Barclays Bank PLC
Thank you. Good morning. Just on – could you just give us the latest share numbers that you guys had in both modular and storage, both for WillScot and McGrath? And if you anticipate obviously any HSR scrutiny, there?

Tim Boswell
Yeah. Manav, I believe in our 10-Q, we were at 192 million shares, is that correct? Going back. I just point you to the cover of our Q3, 10-Q Manav for purposes of the WillScot share count. And I believe the...

Manav Patnaik - Barclays Bank PLC
I was referring to market share, Tim, sorry.

Tim Boswell
Oh, I thought you were getting technical with me there.

Manav Patnaik - Barclays Bank PLC
No.

Tim Boswell
Manav. Yeah, as you know, there aren't any real reliable, publicly available sources for market share data. And if you think about these businesses in the context of the broader commercial real estate market, we're a drop in the bucket in terms of the overall availability of space alternatives for our customers.
And as we've expanded the portfolio into Cold Storage and temporary structures that addressable market is only expanding with the scope of our business. So we're very comfortable with the combination of the two businesses and incredibly excited about the breadth of offering that we can bring to the market.

Manav Patnaik - Barclays Bank PLC
Okay, fair enough. And just in terms of the synergies, I guess you already said you have revenue CapEx, balance sheet tax all these extra things that, that you will, I guess, give us later. But just to help with some element of how relevant or how big those could be, I don't know if you could help us there? And even on the $50 million you've identified, I guess you already implied that's your first kind of brush at it? But just to help with some element of how conservative that might be?

Tim Boswell
Look, it's what we know today, Manav, is the way I would characterize it based on the type of information we can exchange at this juncture. I think the best thing to go – to do is to go back and look at our track record on the ModSpace acquisition, the Acton acquisition and the merger with Mobile Mini. And I think in all cases, the other sources of value in those transactions exceeded the value of the initial cost synergy estimates. I have no reason to believe that this situation is any different. And we'll update our investors accordingly as those opportunities come into focus.

Manav Patnaik - Barclays Bank PLC
Okay. Thank you.

Operator
Our next question will come from the line of Faiza Alwy with Deutsche Bank.

Faiza Alwy - Deutsche Bank
Yes. Hi. Good morning. Thanks. I wanted to ask about density in various markets. Manav just asked the question about shares, but I'm curious if there are particular markets where your share increases dramatically?

Brad Soultz
No, I think, Faiza, as I mentioned, we're extremely excited about the enhanced diversity of the combined portfolio. There are certainly customer segments where WillScot was underrepresented, McGrath's a bit stronger. So that's a great immediate complement. And then as I mentioned, layering our innovative value-added products solution to provide all of those space solutions turnkey, right.
And then all the innovative new enhanced based solutions that we've brought to the table in the last couple of years, be it our FLEX offering, our Cold Storage, Clearspan, et cetera. So we love the diversity of the customer base low concentration, et cetera. And I think this just gives us an even stronger platform to continue this growth.

Faiza Alwy - Deutsche Bank
Great. And then historically, when you've done acquisitions, it seems like there's been a pricing opportunity outside of VAPS. I'm curious, if there's a pricing opportunity here? So what are the – for-like unit, how would you characterize pricing here? And where could that go?

Tim Boswell
Hi, Faiza. This is Tim, it's obviously not information that we can share between the two companies at this juncture. So the short answer is, we don't know. But know McGrath to be a very responsible competitor in the market, has emphasized the use of pricing technology and emphasized ROIC in their business all of which is what we like to see from a responsible competitor. So we'll take our time assessing the synergies between the businesses. We can readily identify an opportunity in value-added products and services. And over times, there very well may be opportunity through the harmonization of other commercial terms and conditions. And we'll take our time to look at that responsibly.

Faiza Alwy - Deutsche Bank
Great. And if I may just ask one unrelated question to the deal. I know you haven't announced results for 4Q yet. Curious, if you can comment on the macro environment or anything else you're seeing in terms of order activity, sort of how are you thinking about 2024 at this point outside of the deal?

Tim Boswell
Yeah, we're not going to give a detailed operating update on today's call. I think we'll save that for the Q4 release. Of the metrics that we've presented in the deck are centered around the midpoints of our respective guidance for both companies for purposes of 2023. And I think you can assume that we've done that intentionally and as such, there should be no surprises as it relates to 2023.
And in terms of the outlook for 2024, remember the momentum in the WillScot business, these are run rate businesses. And we've got significant tailwinds across pricing and value-added products and margins, headwinds on volume, these aren't new data points or surprises.
And if you look at the momentum in McGrath's business, especially in the Mobile Modular business, their run rate has been building through the course of the last several quarters. And you can infer from that, that we’ll all collectively enjoy that run rate as we progress through 2024. So this is an important transaction. We would only do it in a market environment in which we had the confidence that we could execute. Given the long duration lease streams and the operating synergies inherent in this. We're super excited about the timing of this transaction.

Faiza Alwy - Deutsche Bank
Great. Thank you.

Operator
Our next question will come from the line of Steven Ramsey with Thompson Research Group.

Steven Ramsey - Thompson Research Group, LLC
Good morning. On the synergy buckets, the way you broke it out, would you classify any of them as more conservative than any of the others? For instance, the $10 million logistics and services opportunity seem to lie just on the face of it. So curious if you could parse those out?

Tim Boswell
Steven, It's Tim. So again, I'll just emphasize it's – we have identified what we had at this stage in the transaction and we're comfortable with the estimates that we've put in writing for our investors, right? As in all of our past transactions, we're going to go deeper, right? We're – the next step after the announcement of the transaction as we progress towards closing and the – closer we get to closing, the deeper we'll get into the integration planning process jointly, collaboratively between the two teams.
And the most exciting part of that integration planning process is the list of ideas that inevitably result from the two teams as we explore different ways to improve the combined platform. And that is truly what makes this a lot of fun. If you're a leader of either company, an employee, a branch technician or an investor, right? This is where the value creation comes from – in mergers of this nature.

Steven Ramsey - Thompson Research Group, LLC
Okay, helpful. And you guys have called out the world-class systems at WillScot, you've talked about over the last couple of years your improved internal operations for CapEx to refurbish units. I'm curious how you think that can help the McGrath branches over the course of time? And as you implement those, if there's a timeline for maybe the CapEx opportunity for refurbishment?

Tim Boswell
I think the CapEx opportunity can actually materialize relatively quickly post closing, Steven. Mostly just because we've got idle capacity readily available in the WillScot Mobile Mini branch network. So very soon post transaction, we'll do our best to make that inventory available to the McGrath sales organization. When you think about where does efficiency come from related to our systems, it touches so many different parts of the business. I've talked about on recent earning calls about work order efficiencies. This is the amount of time and materials that we spend primarily on our modular equipment.
Across 300 branches, we see inconsistency when we analyze that behavior and we expect we'll see similar inconsistencies in McGrath and that's not a criticism. We see it in our own business, right? And technology helps you identify those things and identify the ways to create more consistent performance across the branch network. Commercial productivity is another one. We've made significant investments in our CRM over the last 12 months, all with an eye towards improving the productivity of our sales organization and introducing new digital capabilities into our go-to-market strategy.
And then if you think about the back office systems, now that we've got the WillScot Mobile Mini business onto a single ERP and a single CRM that enables things like consolidated invoicing to our customers, which we expect will be a significant efficiency benefit as well as a customer experience benefit to our business over time. So as I mentioned on one of the earlier questions, we don't anticipate major system changes as we embark on this integration. We think our platform can accommodate the addition of the McGrath business. And when you layer in that scale to the existing infrastructure here we fully expect that it'll make us more profitable and more efficient over time.

Steven Ramsey - Thompson Research Group, LLC
Excellent. And one quick one to end the moves you made in 2023 for Cold Storage and temporary structures, Clearspan you now have a larger network to potentially close those kinds of bolt-on deals. Does this change your appetite to be even more aggressive in going after those kind of ancillary products? Thanks.

Tim Boswell
Well, let's be very clear. We're incredibly excited about the two that we just added in the second half of last year. In order of business number one is to scale those across the combined network. And to your point, the addition of the McGrath customer portfolio absolutely does open the addressable customer portfolio to which we can kind of deploy those assets and penetrate them over time. So I don't know that the addition of McGrath would make us any more aggressive in terms of adding those types of product portfolio extensions. But we're certainly excited about the ones that we have today.

Operator
Our next question will come from the line of Phil Ng with Jefferies.

Philip Ng - Jefferies LLC
Hey guys. What are some of the bigger hurdles on integrating this deal? When I think about your two transformational deals, ModSpace, there was a lot of heavy lifting on the branch consolidation side, Mini there was this ERP-CRM system ramp-up process. So kind of out of the gates on the commercial side was very manual. Can you help kind of contextualize how this is somewhere different perhaps?

Brad Soultz
Yeah. It's much more straightforward, Phil. As we mentioned before, the key to this are the underlying systems and the team to drive those systems. So legacy, WillScot Mobile Mini and we're driving 45% EBITDA margins that we just up the range, so we're putting our money where our mouth is. I won't say any integration is easy as it involves lots of people and lots of customer touchpoints. But we've proven we can do that extremely well and even more complicated integration. So we'll take our time, do this very well. We don't have to do anything in a rush, right? But we can absolutely integrate this and continue to scale the platform we've been building over the years.

Philip Ng - Jefferies LLC
And Brad, is McGrath on the same system as you guys are in kind of ramping that up? I know like with Mini – there was a lot of manual blocking and tackling on the cross-selling side. Certainly you guys are in a much better spot with the system up and running now, but just want to understand how complementary McGrath's profile is?

Brad Soultz
Yeah, their McGrath Global Modular division runs a different ERP. It's all again, very capable systems. We'll intend to integrate the Mobile Modular business fully onto our ERP and CRM platform.

Tim Boswell
And Phil, just mechanically how that typically works. If we're not making any system changes on our end that's really a large data migration and then a retraining of the employee population on our systems. And we get very good feedback typically from employees that have joined our business through acquisition over years, in terms of the efficiency benefits that they see using the tools in which we've invested. So like Brad said, it's never straightforward and it's never easy. But there is a clarity in this situation in terms of how we're going to approach the integration. And it will involve a migration of the Mobile Modular business onto our existing ERP and CRM.

Philip Ng - Jefferies LLC
Okay. That's helpful. And then from a VAPS evolution standpoint from McGrath, the deck is helpful in terms of where they are from a penetration standpoint. But wanted a little more context, is their approach very different in terms of go-to-market? Is their offering not as broad? Help us understand where they are with that process? And then they kind of get them on the same page with WillScot's approach? Should we expect an anticipated big step-up in CapEx as it – as you kind of ramp-up VAPS?

Tim Boswell
No, I wouldn't expect a step-up related to – on a net basis related to CapEx, yes, we will increase CapEx specific to value-added products. But I expect that will be more than offset by CapEx efficiencies that we'll find across other elements of the fleet. So I don't think we'll be surprising you with any outsized CapEx investment here, rather, I think we'll probably be coming back talking about how we're using the combined fleet more efficiently. I wouldn't highlight any major differences right now in terms of how we're going to market, only that WillScot started the journey earlier, right?
And for any of these idiosyncratic growth levers to build in your P&L, you have to wait for the portfolio to churn slowly over time based on that three-year lease duration. So even if you optimize the go-to market today, as you know, it takes a while for that three-year duration in the portfolio to fully churn. And that's exactly what gives us long duration, forward visibility into growth in our business and that's what we see here in the Mobile Modular portfolio and that's one of the many reasons we're excited about this.

Philip Ng - Jefferies LLC
Okay. Appreciate the color, guys.

Operator
Our next question will come from the line of Angel Castillo with Morgan Stanley.

Angel Castillo – Morgan Stanley
Hi. Congrats on the deal and thanks for taking my question. I just wanted to maybe build off of the go-to-market strategy question earlier and maybe more from a cultural standpoint. McGrath has utilization rates maybe they're – typically in the kind of closer to 80% range and WillScot is running maybe more in the 65% to 70% range. And then on the pricing side, similarly, WillScot running maybe at the higher-end double digits versus McGrath, maybe more in mid-single digits.
So can you talk about just the cultural side of things of the sales and maybe anything that needs to be – maybe the differences underlying – again that go-to-market strategy, are there any specific as to why one business runs a different utilization rate than the other? And from a cultural standpoint what does that take? Is it as simple as just migrating the systems and then the new employees are kind of the new WillScot approach? Or is there something else from a cultural standpoint that needs to be kind of changed?

Brad Soultz
No, there's certainly nothing – there's – it's a terrific platform. I think the two fundamental drivers will be as we've already touched on the systems and the immense advantages they bring. And then it's the convergence of the VAPS opportunity, right? And as Tim characterized, McGrath is well along the way in the journey we just started years before. So that convergence, think back to the $1 billion of idiosyncratic growth levers that we have prior to this deal.
Almost every one of those levers scales proportionately, right? And you remember VAPS is $500 million of the $1 billion spilled. It's systems and really that VAPS harmonization will be the key drivers.

Tim Boswell
This is, Tim. And the only other things I'd add is whenever you embark on a merger like this, you strive to take the best of both operating practices and that's the same philosophy that we're embarking on this journey with. And as you think about the one of the changes in our business is the business has scaled over the last few years. As it creates the opportunity for some more specialization in how we go-to-market, so whether it's the Enterprise Accounts team. We've introduced product specialists at the local level. We have certain sales resources who specialize in the sales side of the business. And those are all unique capabilities that we see within the McGrath business that we expect to take advantage of and ideally scale across the rest of our network.

Angel Castillo – Morgan Stanley
Got it. Very thank you – that's very helpful, thank you. And then just wanted to get back to maybe capital allocation. Obviously, a lot of de-levering is going to be a big focus kind of near-term. The dividend is something that has been kind of discussed in the past as maybe a future opportunity. Can you talk about whether this should be kind of viewed as maybe given the focus on de-levering? Or now maybe dividend is something that's a little bit further down the road rather than potentially this year? Or do you kind of have given the free cash flow nature, the ability of still considering something like that in the near term?

Tim Boswell
Look, we talk about it with the board every quarter and obviously McGrath has been a very consistent dividend payer and grower over – of their dividend over the course of the last 30 years. It's a very admirable track record. To your point, given the free cash generation in the business and the balance sheet flexibility that we have it's not an either-or. We do have the capacity. But we also believe that returns to shareholders through the repurchase has been highly accretive for our investors over the long-term. So the exact mix of returns we'll continue to assess. And to your point, at least in the immediate term, out of the gates here we are going to manage the business responsibly back into our target leverage range. But I also don't think that precludes us for making other accretive investments in the business.

Angel Castillo – Morgan Stanley
Very helpful. Thanks and congrats again.

Tim Boswell
Thank you.

Nick Girardi
Thank you all for your interest in WillScot Mobile Mini. If you have additional questions after today's call, please contact me. This concludes today's conference. You may now disconnect.

Operator
This concludes today's conference call. Thank you for participating.